UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2004

FAGE DAIRY INDUSTRY S.A.

(Translation of Registrant’s name into English)

35, Hermou Street, 144 52 Metamorfossi, Athens, Greece

(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒           Form 40-F  ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐                   No  ☒

This report (the “Quarterly Report”) sets forth certain information regarding the financial condition and results of operations of Fage Dairy Industry S.A., a Greek société anonyme (the “Company” or “Fage”), for the fiscal quarter ended March 31, 2004. The Quarterly Report encloses a review, in English, of the Company’s unaudited financial information and analysis for the first quarter as well as certain other information.

The following unaudited financial statements in the opinion of the management reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

For a description of accounting policies see Notes to financial statements in Fage’s 2003 annual report (FORM 20-F).

II

FAGE DAIRY INDUSTRY S.A.

FORM 6-K

III

PART I

ITEM 1.a

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND MARCH 31, 2004

(Amounts in 000’s of Euro and U.S. Dollars)

			Unaudited
		December 31, 2003	March 31, 2004
	Notes	EUR	EUR	U.S.$
ASSETS
Current Assets
Cash and cash equivalents		2,171	4,118	5,062
Marketable securities	4	4,014	3,920	4,819

Accounts receivable	5	83,063	92,808	114,080
Less: Allowance for doubtful accounts	5	(7,912)	(7,952)	(9,775)

		75,151	84,856	104,305

Due from related companies	6	1,739	1,776	2,183
Inventories	7	26,600	30,822	37,886

Total current assets		109,675	125,492	154,255

Investments and Other Assets
Investments in and advances to affiliates	8	767	672	826
Investments on equity securities (available-for-sale)	9	1,197	1,197	1,471
Other non-current assets	10	1,269	1,218	1,497

		3,233	3,087	3,794

Property, Plant and Equipment
Cost		171,094	173,450	213,204
Less: Accumulated depreciation		(71,518)	(73,902)	(90,840)

		99,576	99,548	122,364

Borrowing Costs	2
Cost		3,334	3,334	4,098
Less: Accumulated amortization		(2,562)	(2,645)	(3,251)

		772	689	847

Goodwill, resulting from consolidated subsidiaries	11	9,137	9,293	11,423

TOTAL ASSETS		222,393	238,109	292,683

Exchange rate used for the convenience translation of the March 31, 2003, Euro amounts:

U.S.$1.2292 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

PART I

ITEM 1.a

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND MARCH 31, 2004

(Amounts in 000’s of Euro and U.S. Dollars except per share data )

			Unaudited
		December 31, 2003	March 31, 2004
	Notes	EUR	EUR	U.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable		46,051	40,922	50,301
Short-term borrowings	12	8,514	23,686	29,115
Due to related companies	6	9,906	9,615	11,819
Income taxes payable		5,235	6,523	8,018
Deferred income taxes		3,448	3,414	4,196
Other current liabilities	14	8,166	9,869	12,131

Total current liabilities		81,320	94,029	115,580

Long-Term Liabilities
Long-term debt, net of current maturities	13	72,998	75,420	92,706
Staff retirement indemnities		1,773	1,867	2,295
Other long-term liabilities		2,555	2,031	2,497
Deferred income taxes		18,624	17,918	22,025

		95,950	97,236	119,523

Minority interests		37	3	4

Contingencies	15

Shareholders’ Equity
Share capital, nominal value EUR 2.94 each at December 31, 2003 and March 31, 2004, (9,610,400 shares authorised, issued and outstanding at December 31, 2003 and March 31, 2004, respectively)		28,254	28,254	34,730
Reversal of revaluation gains		(22,396)	(22,396)	(27,530)
Retained earnings		38,863	40,773	50,118
Accumulated other comprehensive income		365	210	258

		45,086	46,841	57,576

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		222,393	238,109	292,683

Exchange rate used for the convenience translation of the March 31, 2003, Euro amounts:

U.S.$1.2292 to EUR 1.00

The accompanying notes are an integral part of these consolidated balance sheets.

PART I

ITEM 1.b

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

(Amounts in 000’s of Euro and U.S. Dollars, except share and per share data)

(UNAUDITED)

		2003	2004
	Notes	EUR	EUR	U.S.$

Net sales		79,830	81,657	100,373
Cost of sales		(48,312)	(49,330)	(60,636)

Gross profit		31,518	32,327	39,737

Selling, general and administrative expenses		(23,135)	(24,108)	(29,634)

Income from operations		8,383	8,219	10,103

Interest expense	2, 12, 13	(2,041)	(1,986)	(2,441)
Foreign exchange gains (losses), net		3,272	(3,341)	(4,107)
Losses on equity investee		(161)	(95)	(117)
Other income (expenses), net		176	179	220

Income before income taxes and minority interests		9,629	2,976	3,658
Provision for income taxes		(3,384)	(1,059)	(1,301)

Income before minority interests		6,245	1,917	2,357

Minority interests		(4)	(7)	(9)

NET INCOME		6,241	1,910	2,348

Income per share, basic and diluted		0.65	0.20	0.24

Weighted average number of shares, basic and diluted		9,610,400	9,610,400	9,610,400

Exchange rate used for the convenience translation of the March 31, 2003, Euro amounts:

U.S.$ 1.2292 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

PART I

ITEM 1.c

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Amounts in 000’s of Euro and U.S. Dollars)

(UNAUDITED)

				RETAINED EARNINGS (DEFICIT)
	Comprehensive Income	Share Capital	Reversal of Revaluation Gains	Legal, Tax Free and Extraordinary Reserves	Accumulated Earnings / (Deficit)	Total	Accumulated Other Comprehensive Income	Grand Total

Balance, December 31, 2003		28,254	(22,396)	24,138	14,725	38,863	365	45,086

Net income for the period	1,910	0	0	0	1,910	1,910	0	1,910

Foreign currencies translation	(94)	0	0	0	0	0	(94)	(94)

Unrealized losses on marketable securities, net of deferred income tax	(61)	0	0	0	0	0	(61)	(61)

Comprehensive income	1,755

Balance, March 31, 2004		28,254	(22,396)	24,138	16,635	40,773	210	46,841

The accompanying notes are an integral part of this consolidated statement.

PART I

ITEM 1.d

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

(Amounts in 000’s of Euro and U.S. Dollars)

(UNAUDITED)

	2003	2004
	EUR	EUR	U.S.$
Cash Flows from Operating Activities:
Net income	6,241	1,910	2,348
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	2,037	2,504	3,078
Deferred income taxes	2,435	(740)	(909)
Provision for personnel retirement cost	79	189	232
Provision for doubtful accounts receivable	84	40	49
Minority interests	4	7	9
Gain from sale of property, plant & equipment	(51)	(43)	(53)
Unrealised foreign exchange (gains) losses	(3,475)	3,463	4,257
Losses on equity investee	161	95	117

(Increase) Decrease in:
Accounts receivable	(6,031)	(9,745)	(11,979)
Due from related companies	(68)	(37)	(45)
Inventories	(2,838)	(4,222)	(5,190)
Increase (Decrease) in:
Trade accounts payable	(5,227)	(5,129)	(6,305)
Due to related companies	(582)	(291)	(358)
Income taxes payable	52	1,288	1,583
Other current liabilities	1,402	1,678	2,063
Payment of staff retirement indemnities	(37)	(95)	(117)
(Increase) decrease in other non-current assets	366	51	63
Increase (decrease) in other long-term liabilities	0	(524)	(644)
Net Cash used in Operating Activities	(5,448)	(9,600)	(11,801)

Cash Flows from Investing Activities:
Capital expenditure for property, plant & equipment	(6,418)	(2,427)	(2,983)
Proceeds from sale of fixed assets	72	76	93
Investments in and advances to affiliates	0	(190)	(233)
Net Cash used in Investing Activities	(6,346)	(2,541)	(3,123)

Cash Flows from Financing Activities:
Net change in short-term borrowings	10,467	14,081	17,308
Net Cash from Financing Activities	10,467	14,081	17,308

Effect of exchange rates changes on cash	8	7	9

Net increase (decrease) in cash and cash equivalents	(1,319)	1,947	2,393
Cash and cash equivalents at beginning of period	7,866	2,171	2,669

Cash and cash equivalents at end of period	6,547	4,118	5,062

Supplemental disclosures of Cash Flow Information :
Cash paid for :
• interest, net of amounts capitalized	3,863	3,432	4,218
• income taxes	679	477	586

Exchange rate used for the convenience translation of the March 31, 2003, Euro amounts:

U.S.$ 1.2292 to EUR 1.00

The accompanying notes are an integral part of these consolidated statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

PART I

ITEM l.e	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Amounts in all tables and notes are presented in thousands of Euro unless otherwise stated)

(UNAUDITED)

BUSINESS INFORMATION:

Fage Dairy Industry S.A., a corporation organized under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the “Company” or “Fage” include, unless the contents indicate otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

Through its extensive distribution network, the Company sells a wide range of branded dairy products, including yogurt and dairy desserts, milk and milk cream and cheese. All operating activities are conducted in Greece and the Company’s products are sold under the FAGE® trademark.

No single customer accounted for more than 10% of the consolidated net sales for the three months ended March 31, 2003 and 2004.

The accompanying unaudited financial statements, in the opinion of the management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. Certain reclassifications have been made to March 31, 2003 consolidated financial statements to conform to the presentation in March 31, 2004 consolidated financial statements.

For a full description of accounting policies see notes to financial statements for the year ended December 31, 2003.

I.              RECENTLY ISSUED ACCOUNTING STANDARDS:

Recent Accounting Pronouncements: Recent Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board (“FASB”) are summarized as follows:

FIN 46, in 2003, the FASB issued Interpretation No. 46, as revised (“FIN 46”) “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51”. FIN 46 introduces a variable interests model to determine control and consolidation of variable interest entities (“VIE”). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision-making ability of its equity holders is limited. FIN 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE’s primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both. FIN 46 applies to those entities that are considered to be special purpose entities under previously existing U.S. GAAP for financial statement reporting periods ending after December 15, 2003, or may optionally be selectively applied to individual Vie’s effective July 1, 2003. For all remaining entities that are subject to FIN 46, the interpretation applies for financial statement reporting periods ending after March 15, 2004.

The Company is not involved with any entities in which it has ownership or other financial interests to which the provisions of FIN 46 would apply. Therefore, except as described above, the adoption of FIN 46 is not expected to have a material effect on the Company’s results of operations or financial position.

2.             DEFERRED CHARGES:

The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on February 11, 1997. (see Note 13), including underwriting commissions, were capitalized as deferred charges and are being amortized on a straight-line basis over the term of the Notes. Amortization for the three months ended March 31, 2003 and 2004 totaled € 83 for each period and are included in interest expense in the accompanying consolidated statements of income.

3.             TRANSLATIONS OF EURO AMOUNTS INTO U.S. DOLLARS:

The Company’s measurement and reporting currency, effective January 1, 2003, is the Euro. The translations of the Euro amounts into U.S. Dollars at the rate of US $ 1.2292 to € 1.00 are included solely for the convenience of the reader. This U.S. $ convenience exchange rate is computed based on the noon buying rate in New York City for cable transfers in Euro, as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. The convenience translation should not be construed as representations that the Euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.             MARKETABLE SECURITIES:

Equity securities at December 31, 2003 and March 31, 2004, include: (a) € 1,185 and € 1,037 respectively, representing the market value, as of those dates, of 139,831 preferred and 212,849 common shares, of Vis S.A. (a related company ), representing approximately 7.1% of Vis S.A.’s authorized, issued and outstanding shares as of those dates, and (b) € 2,829 and € 2,883, respectively, representing the market value, as of those dates, of 420,000 shares of Elbisco Holdings S.A. (a related company), representing approximately 0.9%, of Elbisco Holdings S.A.’s authorized, issued and outstanding shares.

The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in shareholders’ equity. At December 31, 2003 and March 31, 2004, the cost of these investments in equity securities was  € 3,521.

There were no sales of equity securities for the three months ended March 31, 2003 and 2004.

The change in net unrealized holding loss on available for sale equity securities for the three months ended March 31, 2003 and 2004 totaled € 445 and € 94, respectively. The accumulated net unrealized holding loss included as a component of other comprehensive income in shareholders’ equity at March 31, 2004 amounted to € 61.

5.             ACCOUNTS RECEIVABLE:

Accounts receivable are analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)

Trade:
• In Euro	67,912	78,411
• In foreign currencies	2,896	3,620
	70,808	82,031
• Less: allowance for doubtful accounts	(3,580)	(3,592)
	67,228	78,439

Other:
• Value added tax	5,001	4,036
• Prepaid taxes, other than income taxes	401	387
• Prepaid expenses	527	163
• Custom brokers	119	119
• Advances to suppliers	4,060	4,214
• Various debtors	2,147	1,858
	12,255	10,777

• Less: allowance for doubtful accounts	(4,332)	(4,360)
	7,923	6,417
	75,151	84,856

The provision for doubtful accounts for the three months ended March 31, 2003 and 2004 totaled € 84 and € 40 respectively.

The fair value of accounts receivable approximates the above-recorded values.

There was no write-off of accounts receivable or other debts during the first three months of 2003 and 2004.

It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized.

6.             DUE FROM (TO) RELATED COMPANIES:

Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage.

Account balances with related companies are as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)

Due from:
• Ioannis Nikolou ULP	1,259	1,326
• Sideris & Co	367	367
• Bizios S.A.	112	83
• Vis S.A.	1	—

	1,739	1,776
Due to:
• Aspect S.A.	3,163	4,246
• Mornos S.A.	3,721	2,859
• Iofil S.A.	1,976	863
• Palace S.A.	372	325
• Vihep S.A.	363	332
• Evga S.A.	292	990
• G.S. Kostakopoulos & Associates	19	—
	9,906	9,615

Transactions with related companies for the three months ended March 31, 2003 and 2004 are analyzed as follows:

	Purchases from related parties		Sales to related parties
	March 31, 2003	March 31, 2004	March 31, 2003	March 31, 2004
	(Unaudited)

Inventories, materials and supplies	8,533	9,121	974	1,083
Advertising and media	2,227	4,463	—	—
Commercial services	1,335	2,086	—	—
	12,095	15,670	974	1,083

Purchases of inventories, materials and supplies from related parties, represented approximately 19% and 20% of Fage’s total purchases of inventories, materials and supplies for the three months ended March 31, 2003 and 2004, respectively.

Advertising, media buying and commercial services from related parties represented approximately 79% and 88% of Fage’s total advertising and commercial costs for the three months ended March 31, 2003 and 2004, respectively.

7.             INVENTORIES:

Inventories are analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Merchandise	1,134	1,828
Finished and semi-finished products	10,571	13,729
Raw materials and supplies	8,510	8,756
Advance payments to suppliers for materials and supplies	6,385	6,509

	26,600	30,822

8.             INVESTMENTS IN AND ADVANCES TO AFFILIATES:

The Company’s investments are analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Equity participation:

• Bizios S.A.	767	672
• Sideris Sp. Th. & Co	—	—

	767	672

(i)                                     Bizios S.A, is a 45% owned cheese producer accounted for under the equity method.

(ii)                                  As a result of an unfavourable court decision, the Company was obligated to acquire a 33.33% interest in Sideris Sp. Th.& Co., a dormant cheese producing company, which the Company had shown an interest in acquiring back in 1990. The acquisition cost amounted to € 211. Given that Sideris Sp- Th, & Co. is dormant, has a capital deficiency as of March 31, 2004 and there are no other identifiable assets, the shareholders have decided to liquidate the entity. In this respect, the Company recognized an impairment loss of € 211, which has been included in losses on equity investee in 2003.

9.             INVESTMENTS IN EQUITY SECURITIES (AVAILABLE-FOR-SALE):

The Company’s investments are analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Equity participation:

• Tyras S.A	1,109	1,109
• Packing Hellas Development S.A.	88	88

	1,197	1,197

(i)             Tyras S.A. is a cheese producer in which the Company has a 4.42% participation interest. The investment in Tyras is accounted for at cost.

(ii)          Packing Hellas Development S.A. is a packing material manufacturer in which the Company has a 8.82% participation interest. The investment in Packing Hellas Development S.A. is accounted for at cost.

These investments are classified as non-current assets as management intends to hold these investments for a period greater than one year.

10.          OTHER NON-CURRENT ASSETS:

Other non-current assets are analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Long-term notes receivable	1,724	1,688
Less: current maturities, included in trade accounts receivable	(845)	(858)

	879	830
Trademarks, net of amortization	59	53
Utility deposits	195	195
Other	136	140
	1,269	1,218

11.          GOODWILL, RESULTING FROM CONSOLIDATED SUBSIDIARIES:

Goodwill reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Food Hellas S.A.	1,755	1,755
Pindos S.A	374	374
Voras S.A.	2,250	2,250
Xylouris S.A.	964	964
Fage Italia S.R.I.	180	336
Tamyna S.A.	1,394	1,394
Agroktima S.A.	134	134
Iliator S.A.	31	31
Zagas S.A.	2,055	2,055
	9,137	9,293

Foods Hellas S.A.: Foods Hellas is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

Fage acquired its participating interest in Foods Hellas in three tranches. The first (46.9%) was acquired in 1990 for a consideration of € 1,174 from a third party who had previously acquired the shares from Fage’s present shareholders. The second tranche (37.5%) was acquired in 1992 and the third tranche (14.98%) was acquired in 2001 from Fage’s present shareholders. Since January 1, 1998, the distribution network of Foods Hellas has been operated under the name of Fage.

Pindos S.A.: Fage acquired 100% of Pindos S.A., a cheese producer in Ioannina, in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001, and 2.52% in 2002) for a total consideration of € 8,359. During 2002 Pindos S.A. merged into Fage Dairy Industry S.A

Voras S.A.:Fage acquired 100% of Voras S.A. in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of € 8,499. As of December 31, 2002, all assets of Voras S.A. have been transferred to Fage Dairy Industry S.A., and Voras S.A. is in the process of being liquidated.

Xylouris S.A.: Fage acquired its participating interest 71.75% in Xylouris S.A. in five tranches (35% in 1995, 12% in 1996, 4% in 1997, 17% in 2002 and 3.75% in 2003) for a total consideration of € 1,660. Xylouris is a cheese producer in Crete.

Fage Italia S.r.l: Fage Italia S.r.l. is a 99.999% owned Italian distribution company. Fage acquired its participating interest in Fage Italia S.r.l. in two tranches (88.875% in 1993 and 11.011% in 2004) for a total consideration of € 645. Additionally, in 2004, Foods Hellas S.A. acquired a 0.114% interest in Fage Italia for an amount of € 2. Therefore, Fage obtained an additional (indirect) 0.113% interest in Fage Italia and, as of March 31, 2004, holds 99.999% of the company’s outstanding shares.

Tamyna S.A.: Fage acquired 100% of Tamyna S.A., a cheese producer in Aliveri, in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of € 4,845. During 2002, Tamyna S.A. merged into Fage Dairy Industry S.A.

Agroktima S.A.: Fage acquired its participating interest of 99.33% in Agroktima in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of € 1,573. Additionally, in 2000, Foods Hellas S.A. acquired a 0.666% interest in Agroktima for an amount of € 12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima and, as of March 31, 2004, holds 99.996% of the company’s outstanding shares. Agroktima is an agricultural and farm development company.

Iliator S.A.: The Company has a participation interest of 97% in Iliator S.A., a construction company.

Zagas S.A.: Zagas S.A. is a cheese producer in Agrinio, Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of € 3,020. Additionally, in 2001 Foods Hellas S.A. acquired a 2% interest in Zagas S.A. for an amount of € 62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas S.A. and, as of March 31, 2004, holds 99.988% of the company’s outstanding shares.

12.          SHORT-TERM BORROWINGS:

Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit was € 49,877 at December 31, 2003 and March 31, 2004, of which approximately € 41,363 and  € 26,191 were unused as of the above dates.

Short-term borrowings are denominated in Japanese Yen and Euros.

The weighted average interest rates on short-term borrowings as of December 31, 2003 and March 31, 2004, were 2.07% and 2.13% respectively for Japanese Yen and as of March 31, 2004 the weighted average interest rate was 7.37% for Euros.

Interest on short-term borrowings for the three months ended March 31, 2003 and 2004, totaled € 50 and € 83 respectively, and is included in interest expense in the accompanying consolidated statements of income.

13.          SENIOR NOTES DUE 2007:

In February 1997, the Company completed the issuance of debt securities (Senior Notes) in the United States. The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

The Senior Notes issued at an aggregate face amount of U.S. $ 120 million, with maturity date on February 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on each February 1 and August 1 . The Senior Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

During 1999 and 2000 the Company repurchased in privately negotiated transactions Senior Notes with an aggregate face amount of U.S. $ 27.4 million. The repurchased Senior Notes have been canceled.

The Company’s outstanding long-term debt at March 31, 2004, of € 75,420 is repayable on February 1, 2007, in one balloon installment.

Interest expense for the three months ended March 31, 2003 and 2004 € 1,991 and € 1,812, respectively and is included in interest expense in the accompanying consolidated statements of income.

The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

The Senior Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture as of March 31, 2004.

14.          OTHER CURRENT LIABILITIES:

The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2003	March 31, 2004
		(Unaudited)
Taxes withheld:
Payroll	372	186
Third parties	449	227
Milk producers	58	35
Other	270	216
	1,149	664

Advances from customers	777	4,381

Accrued interest	2,754	1,177
Social security funds payable	1,492	770
Accrued and other liabilities	1,994	2,877
	6,240	4,824
TOTAL	8,166	9,869

15.          CONTINGENCIES AND COMMITMENTS:

a)    Litigation and claims:

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company’s management and its legal advisors, all of the lawsuits will be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

b)   Commitments:

i)                                         As of March 31, 2004, the Company has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment, which expire on various dates through 2008. Future annual payments under these agreements are as follows:

Year

Amount

2004	735
2005	695
2006	329
2007	56
2008	18
1,833

ii) Fage S.A. has been appointed as an official sponsor of the Olympic games to be held in Athens in 2004. The future commitment under the sponsorship agreement amounts to approximately € 0.6 million.

PART I	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 2

General

In the first quarter of 2004, sales volume in the Greek yogurt market increased by 5%, compared to the first quarter of 2003. Sales of branded yogurt increased by 5.5% and sales of desserts increased by 19%.

In the same period, sales volume in the Greek milk market increased by 1.5%, compared to the first quarter of 2003. Sales of fresh milk increased by 1.2%, sales of “extended shelf life”, or ESL milk, increased by 23.3% and sales of UHT milk increased by 8.8%. Sales of evaporated milk decreased by 4.8%.

The packaged cheese market continued its upward trend; total market sales volume increased by 3% for the first quarter of 2004 compared to the same period of 2003.

In the first quarter of 2004 compared to the first quarter of 2003, Fage’s yogurt and desserts sales volume increased by 4.1%; fresh milk sales volume decreased by 3% and ESL milk sales volume increased by 35.7%; and packaged cheese sales volume increased by 1%. During the first quarter of 2004 Fage launched another bulk strained yogurt under Kathimerino brand name, while another new product, Limoncello, was added to Glykokoutalies desserts line. In addition, during 2004 Fage relaunched N’ JOY ESL chocolate milk, packaged in smaller bottles.

Exports increased by 10.9% in volume, mainly due to increased export sales of yogurt.

During January, Fage increased prices for all sectors by 2.5% approximately.

Results of Operations

The following table sets forth, for the years indicated, certain items in the Company’s consolidated income statements expressed as percentages of net sales:

	Three Months Ended March 31,
	2004	2003
		(unaudited)
Net sales	100.0%	100.0%
Cost of sales	60.5	60.4
Gross profit	39.5	39.6
Selling, general and administrative expenses	29.0	29.5
Income from operations	10.5	10.1
Interest expense	2.6	2.4
Foreign exchange losses (gains), net	(4.1)	4.1
Losses on equity investee	0.2	0.2
Other income (expenses), net	0.2	0.2
Income before income taxes and minority interests	12.0	3.6
Provision for income taxes	(4.2)	(1.3)
Income before minority interests	7.8	2.3
Minority interests	—	—

Net income	7.8%	2.3%

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Net sales. Net sales for the three months ended March 31, 2004 were of € 81.7 million ($ 100.4 million), an increase of € 1.9 million ($ 2.3 million), or 2.4%, from € 79.8 million ($ 98.1 million) for the three months ended March 31, 2003. The increase was attributable to higher prices and changes in the product sales mix, as total sales volume remained stable.

Gross profit. Gross profit for the three months ended March 31, 2004 was € 32.3 million ($ 39.7 million), an increase of € 0.8 million ($ 1.0 million), or 2.5%, from € 31.5 million ($ 38.7 million) for the three months ended March 31, 2003. Gross profit as a percentage of net sales for the three months ended March 31, 2004 increased to 39.6% from 39.5% for the respective period of 2003. Cost of sales for the three months ended March 31, 2004 was € 49.3 million ($ 60.6 million), an increase of € 1.0 million ($ 1.2 million) or 2.1% from € 48.3 million ($ 59.4 million) for the three months ended March 31, 2003. Cost of sales as a percentage of net sales decreased to 60.4% for the three months ended March 31, 2004 from 60.5% for the three months ended March 31, 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses (“SG & A”) for the three months ended March 31, 2004 were € 24.1 million ($ 29.6 million), an increase of € 1.0 million ($ 1.2 million), or 4.3%, from € 23.1 million ($ 28.4 million) for the respective period of 2003. SG & A as a percentage of net sales increased from 29.0% for the first three months of 2003 to 29.5% for the first three months of 2004, an increase of 1.7%, mainly due to extra expenses concerning the forthcoming Olympic Games.

Income from operations. Income from operations for the three months ended March 31, 2004 was € 8.2 million ($ 10.1 million), a decrease of € 0.2 million ($ 0.2 million), or 2.4%, from € 8.4 million ($ 10.3 million) for the three months ended March 31, 2003. Income from operations as a percentage of net sales decreased from 10.5% in the first three months of 2003 to 10.1% in the first three months of 2004. This decrease was mainly due to increased SG & A expense.

Interest expense. Interest expense for the three months ended March 31, 2004 was € 2.0 million ($ 2.5 million). For the three months ended March 31, 2003 interest expense was € 2.0 million ($ 2.5 million).

Foreign exchange losses (gains), net. Foreign exchange losses for the three months ended March 31, 2004 were € 3.3 million ($ 4.1 million) mainly due to the Senior Notes quarter end remeasurement. For the three months ended March 31, 2003 there was a foreign exchange gain of € 3.3 million ($ 4.1 million). This € 6.6 ($ 8.2 million) change from the first quarter of 2003 to the first quarter of 2004, which resulted from the depreciation of the dollar as compared to Euro, had a significant negative impact on net income. In all other respects the results of the first quarter of 2004 were essentially comparable to the same period of 2003.

Losses on equity investee. Losses on equity investee for the three months ended March 31, 2004 were € 0.1 million ($ 0.1 million). For the three months ended March 31, 2003 there were losses of € 0.2 million ($ 0.2 million).

Other income (expenses), net. Other income for the three months ended March 31, 2004 was € 0.2 million ($ 0.2 million). Other income for the three months ended March 31, 2003 was € 0.2 million ($ 0.2 million).

Provision for income taxes. The provision for income taxes for the three months ended March 31, 2004 was € 1.1 million ($ 1.4 million). For the three months ended March 31, 2003 the provision for income taxes was € 3.4 million ($ 4.2 million).

Net income. Net income for the three months ended March 31, 2004 was € 1.9 million ($ 2.3 million), a decrease of € 4.3 million ($ 5.3 million), or 69.4%, from € 6.2 million ($ 7.6 million), for the three months ended March 31, 2003. As discussed above, this was mainly due to the foreign exchange losses for the first three months of 2004.

Liquidity and Capital Resources

Sources of Capital. The Company funds its operating costs through cash from operations and short-term borrowings under various lines of credit maintained at several banks. At March 31, 2004, approximately € 26.2 million ($ 32.2 million) was available, see “Note 12 Short-Term Borrowings” to the accompanying consolidated financial statements.

Cash flows from operations can be impacted by the Company’s extension of credit and the terms and collection of its receivables. The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty (60) days after shipment. At each reporting period date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. It is the Company’s policy to attach liens against the property of most of its delinquent customers. Because of the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalized. Notwithstanding this, the Company does not consider its accounts receivable collection process to be delayed. Rather, the Company believes its cash management policies are effective in ensuring that the turnover of its accounts receivable and accounts payable are properly balanced within general business practices in Greece.

Operating Activities. Net cash used in operating activities for the three months ended March 31, 2004 was € 9.6 million ($ 11.8 million), an increase of € 4.2 million ($ 5.2 million) compared to net cash used in operating activities of € 5.4 million ($ 6.6 million) for the three months ended March 31, 2003, which mainly is due to a decrease in earnings, to the foreign exchange gains/losses and change in working capital.

Investing Activities. Net cash used in investing activities for the three months ended March 31, 2004 was € 2.5 million ($ 3.1 million), a decrease of € 3.8 million ($ 4.7 million), from net cash used in investing activities of € 6.3 million ($ 7.7 million) for the three months ended March 31, 2003. This decrease was mainly due to the decreased capital expenditures made in Amintaio for the first quarter of 2004 in comparison with the same period of 2003.  Capital expenditures of € 2.4 million ($ 3.0 million) were made in continued investments in Company’s facilities in order to further realize operating efficiencies.

Financing Activities. Net cash from financing activities for the three months ended March 31, 2004 was € 14.1 million ($ 17.3 million) compared to net cash from financing activities of € 10.5 million ($ 12.9 million) for the three months ended March 31, 2003, an increase of € 3.6 million ($ 4.4 million) or 34.3%. This increase was mainly due to the increased short-term borrowings in the first three months of 2004 compared to the same period of 2003.

Contractual Obligations

Contractual obligations as of March 31, 2004, were as follows:

		(stated in thousands of Euro)
		Payment Due In;
(Unaudited)	Total	2004	2005-06	2007-08	After 2008
Long Term Debt (1)	75,420	—	—	75,420	—
Interest on Long-term Debt (1)	19,207	5,086	13,564	557	—
Operating Leases	1,833	735	1,024	74	—
Maturity of other long term payables	2,031	—	524	1,048	459
Olympic games sponsorship	637	637	—	—	—
Total	99,128	6,458	15,112	77,099	459

(1) These amounts are denominated in U.S. dollars and have been translated to Euro using the rate of March 31, 2004, of U.S. $ 1.2292 to Euro 1.00 and are subject to foreign exchange fluctuations in future periods.

Critical Accounting Policies.

The Company maintains its accounting records and publishes its statutory financial statements following Greek tax and corporate regulations and has made certain out-of-book memorandum adjustments to these records to present the consolidated financial statements included in this report in accordance with U.S. generally accepted accounting principles. The preparation of consolidated financial statement in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company continually evaluates the policies and estimates it uses to prepare its consolidated financial statements. In general, the estimates are based on historical experience, information from third-party professionals and various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results may differ from those estimates made by management.

The Company believes that of our accounting policies the following may involve a higher degree of judgment and complexity:

Concentration of Credit Risk and Allowance for Doubtful Accounts: Financial assets that potentially subject the Company to concentrations of credit risk are trade accounts receivable. Due to the large volume and diversity of our customer base, concentrations of credit risk with respect to trade accounts receivable are limited. At each reporting period, all accounts receivable are assessed on historical trends, statistical information and future expectations and a provision is recorded for the probable and reasonably estimable loss for these accounts. The balance of such allowance for doubtful accounts is adjusted by recording a charge to the consolidated statement of income for the reporting period.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate. Repairs and maintenance are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the accompanying consolidated statements of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the accompanying consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of shareholders’ equity.

Impairment of Long-Lived Assets: The U.S. Financial Accounting Standards Board issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The Company adopted SFAS No. 144 as of January 1, 2002, without any effect on the Company’s financial position and results of operations. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use is recognized, when the estimate of undiscounted future cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. The accuracy of our assessments of fair value is based on management’s ability to accurately predict variables such as productivity and sales volume and prices, spending on marketing and other variables. Predicting these key variable, involves uncertainty about future events, however, the assumptions we use are consistent with these employed for internal planning purposes.

Goodwill: Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 20 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, the Company is no longer amortising goodwill, and is instead testing it for impairment at least annually. In December 2002 and 2003, we performed the required annual impairment test for goodwill and concluded that no impairment existed. Impairment loss is recognized when the estimated expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset.

Income taxes: Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Fage’s 2003 annual report. These reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or on results from final review of our tax returns by the competent tax authorities.

ITEM  3 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government’s measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations for the periods presented. Greece experienced rates of inflation of 3.1% and 2.7% in the year 2003 and for the three months ended March 31, 2004, respectively.

Foreign Exchange Rate Fluctuation

Substantially all of the Company’s operations are conducted in Greece and, as a result, the Company’s operating results depend on the prevailing economic conditions in Greece. Furthermore, substantially all of the Company’s revenues are in Euros. The Senior Notes are denominated in dollars and will require the Company to make all principal and interest payments thereon in dollars. As a result, the Company may be subject to significant foreign exchange risks.

The Company’s functional currency is the Euro. At each balance sheet date, all monetary assets and liabilities denominated in other currencies, including the Senior Notes, are adjusted to reflect the then current exchange rate. The resulting decrease or increase is reflected on the Company’s income statement as foreign exchange loss or gain.

ITEM 4 - CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2004 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of control over financial reporting can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company’s internal control over financial reporting, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART II

ITEM 1 - LEGAL PROCEEDINGS

No material changes have emerged with respect to the legal proceedings in which the Company is involved and which are incidental to the conduct of its business. The Company does not believe that the outcome of any of these legal proceedings will have a material adverse effect on the business, financial condition or prospects of the Company.

ITEM 2 - CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None

ITEM 5 - OTHER INFORMATION

None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: May 13, 2004	By:	/s/	Kyriakos Filippou
Chairman of the Board

Date: May 13, 2004	By:	/s/	Ioannis Filippou
Chief Executive Officer and Director

Date: May 13, 2004	By:	/s/	Christos Koloventzos
Chief Financial Officer